Exhibit 99.1

SOPHiA GENETICS Announces Nomination of Jean-Michel Cosséry to Board of Directors

BOSTON, United States and LAUSANNE, Switzerland – May 5, 2022 – SOPHiA GENETICS (Nasdaq: SOPH), a leader in data-driven medicine, today announced the nomination of Jean-Michel Cosséry to its Board of Directors. The Board of Directors will propose the appointment of Mr. Cosséry as a member of the Board of Directors and a member of the Compensation Committee to the Annual General Meeting of Shareholders of SOPHiA GENETICS SA, to convene on June 15, 2022.

"A thoughtful and passionate leader, Jean-Michel offers a tremendous diversity of experiences across functions, companies, and the industries we serve and collaborate with every day," said Jurgi Camblong, co-founder and CEO of SOPHiA GENETICS. “We are pleased to welcome him to SOPHiA’s Board of Directors and look forward to benefiting from his leadership expertise to help accelerate our growth strategy across oncology and biopharma.”

Mr. Cosséry brings to the board more than 25 years of industry experience in research, marketing and commercial operations for med-tech and pharmaceuticals, having served in numerous management positions at Novartis and Serono before joining GE Healthcare as Chief Marketing Officer and Vice President, Global Marketing. He most recently served as Vice President, North American Oncology and Managing Director, Northern Europe at Eli Lilly.

“SOPHiA GENETICS is a leader and innovator in a field which has the potential to change the way healthcare is delivered, an industry with an incredible growth opportunity ahead,” said Jean-Michel Cosséry. “It’s an honor to join the company’s Board of Directors, and I am excited to collaborate with such a fantastic team in guiding the continued success of SOPHiA’s mission-driven approach to enable and enhance health outcomes worldwide.”

Mr. Cosséry currently serves on the Board of Directors of Malin, a publicly listed Irish investment company; Exact Therapeutics, a publicly listed Norwegian biotech company; Diurnal Plc, a publicly listed UK specialty pharma; and Eracal Therapeutics, an early-stage privately owned Swiss biotech company. He was previously a Board Member of ABPI in the UK; Chairman of the Board of the American Pharmaceutical Group; Board Member of Immunocore in the UK until its IPO; and Board Member of Kymabin in the UK until its sale to Sanofi.

Mr. Cosséry holds an MBA from the Rotterdam School of Management, a PhD with honors in Nuclear Chemistry and Neurobiology and a PharmD with honors in Pharmacology from Paris University.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a health care technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit www.sophiagenetics.com, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contacts:
Eliza Bamonti

ebamonti@sophiagenetics.com